Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-178626

February 20, 2014

Canada

U.S. $3,000,000,000 1.625% United States Dollar Bonds due 2019

Term Sheet

Issuer:	Canada

Title:	1.625% United States Dollar Bonds due February 27, 2019

Expected Ratings*:	Aaa/AAA/AAA (Moody’s/S&P/Fitch)

Format:	SEC Registered

Size:	$3,000,000,000

Trade Date:	February 20, 2014

Settlement Date:	February 27, 2014 (T+5)

Maturity Date:	February 27, 2019

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by Canada of Additional Amounts on the bonds, as more fully described in the Prospectus Supplement.

Interest Payment Dates:	February 27 and August 27

First Interest Payment Date:	August 27, 2014

Benchmark Treasury:	UST 1.50% due January 31, 2019

Benchmark Treasury Price and Yield:	99-24 3⁄4, 1.548%

Spread to Benchmark Treasury:	+11 bps

Yield to Maturity:	1.658%

Coupon:	1.625%

Price:	99.842%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:

The bonds will constitute direct unconditional obligations of Canada.

The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario/Canada

Business Days:	New York, London, Toronto

Representatives:	HSBC Securities (USA) Inc.
J.P. Morgan Securities plc
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co- managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BMO Capital Markets Corp.
Casgrain & Company Limited
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (Europe) Limited
Desjardins Securities Inc.
Deutsche Bank Securities Inc.
Laurentian Bank Securities Inc.
Morgan Stanley & Co. International plc
National Bank Financial Inc.
TD Securities (USA) LLC

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	135087 C77

ISIN:	US135087C776

Reference Document:	Prospectus Supplement, subject to completion, dated February 20, 2014; Prospectus dated January 31, 2012.

http://www.sec.gov/Archives/edgar/data/230098/000119312514059662/d648773d424b2.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the

Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the prospectus has been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free +1-866-811-8049 for HSBC Securities (USA) Inc.; toll-free +1-866-430-0686 for J.P. Morgan Securities plc; toll-free +1-866-375-6829 for RBC Capital Markets, LLC; and toll-free +1-800-372-3930 for Scotia Capital (USA) Inc.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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